82-4154

Registration No. 4154

RECEIVED

2006 JUL 31 A 10:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 0012029429525
Od *From*	**KOMERČNÍ BANKA, a. s. P.O. BOX 839 114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			

SUPPL

Datum *Date*	20. 7. 2006		
Stran *Pages*	**2 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005

Věc
Subject

Dislosure duty – acquisition

06015569

Dear Sirs,

Pursuant to Act 256/2004 Coll. subsection 120(4) and Rules of Prague Stock Exchange part III annex Harmonogram subsection E(d) find enclosed notice of the acqusition.

Yours Sincerely,

p.p. [signature]

Sylva Floríková
Head of Compliance

PROCESSED
AUG 02 2006
THOMSON FINANCIAL

dw 7/31

Komercni banka, a.s. acquires up to 50% stake in Modra pyramida stavebni sporitelna, a.s. from BHW Holding AG.

Komercni banka, a.s. (KB) today signed a contract regarding the acquisition of up to 50% stake in Modra pyramida stavebni sporitelna, a.s. (MPSS) from BHW Holding AG (BHW) for total consideration of EUR 120 million. KB currently owns 40% in MPSS, 50% is owned by BHW and the residual 10% stake holds Ceska pojistovna, a.s. (CP).
The exact level of share on MPSS capital acquired by KB depends on further discussion with the minority shareholder CP, but under all circumstances shall be at least 80% of the registered capital of MPSS.
The transaction is subject to approvals of the Czech Antimonopoly Office and the Czech National Bank and subject to confirmatory due diligence on certain specific areas of MPSS operations. Completion of the transaction is expected during the last quarter of 2006.

KB and MPSS: an excellent strategic fit and promising potential

This transaction is a significant strategic step for KB in terms of expansion on its home market, complementing its prominent position. Following this transaction, KB and MPSS will benefit from significant synergies and cross-selling potential:

BHW

BHW is the German market leader in private home finance providing services to more than 2.7 million clients in Germany. Since January 2006, it is part of Postbank Group, which, with overall more than 14.5 million clients, is the leading retail services provider on the German banking market.

Modra pyramida

MPSS is a building society offering specialized products in the area of building savings and loans to nearly 1 million of clients. With more than 100 thousand of new savings contracts concluded in 2005, which represents 48% increase compared to previous year, MPSS is the most dynamic building society on the Czech market. This development is mainly attributable to the exclusive mobile network of more than 800 professionals, which offer MPSS products all over the Czech Republic.
MPSS was awarded the "Building society of the Year" title in 2005.

MPSS key data as of 31 December 2005:

	EUR million
Total assets	2,023
Equity (excluding Net Profit)	47
Client deposits	1,920
Loan book	674
Net profit	9
Number of employees	365